Exhibit 99.1

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Reports Third Quarter 2018 Financial Results

TORONTO (November 12, 2018) – Titan Medical Inc. (TSX: TMD) (NASDAQ: TMDI) (“Titan” or “the Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the three and nine months ended September 30, 2018.

All financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended September 30, 2018 may be viewed on SEDAR at www.sedar.com.

David McNally, President and CEO of Titan Medical, said, “During the third quarter and recent weeks we continued to make excellent progress advancing the development of the SPORT Surgical System, including achieving all stated quarterly milestones. We believe the care we are taking now to incorporate surgeon feedback into product design, as well as placing a rigorous focus on the development of training modules, will support a successful product launch.”

Milestone achievements during the third quarter include:

•	Completion of the camera insertion tube engineering confidence build based on improved design;
•	Completion of design of SPORT Surgical System surgeon workstation and patient cart for engineering confidence build; and,
•	Completion and demonstration of the full suite of simulation software for beta testing.

“During the third quarter we also submitted draft protocols to the FDA in Q-submissions for comment, a milestone that was originally planned for the second quarter of 2019. We remain committed to our projected product launch in 2020 as we continue to execute our long-term strategy to become a significant participant in the multibillion-dollar market for surgical robotics in abdominal surgery,” Mr. McNally concluded.

Business highlights for the third quarter of 2018 and recent weeks include:

•
On August 10, 2018, the Company raised gross proceeds of $19,198,935 in an underwritten public offering of Units. Each Unit was issued at a price of $2.50 and is comprised of one common share of the Company (a “Common Share”) and one warrant entitling the holder to purchase one Common Share at a price of $3.20 until expiry on August 10, 2023.

•	On August 28, 2018, the Company announced that it was granted a U.S. patent for Instrument Insertion and Positioning in Single-Port Robotic Surgery.
•	On September 5, 2018, the Company presented at the 20th Annual Rodman & Renshaw Global Investment Conference in New York City.
•	On September 6, 2018, the Company presented at the Wells Fargo Securities Healthcare Conference in Boston.
•
On September 6, 2018, the Company announced the presentation of an abstract featuring its SPORT Surgical System at the European Association of Urology Robotic Urology Section annual meeting in Marseilles, France.

•	On September 18, 2018, Titan Medical and Mimic Technologies announced successful development of core surgical skills simulation modules.

Financial results for the third quarter of 2018 include:

•	Research and development expenses were $9,143,987, compared with $4,061,695 for the corresponding prior-year period
•	Net and comprehensive loss was $7,534,456, compared with a net and comprehensive loss of $13,902,817 for the same period in 2017
•	Cash, cash equivalents and deposits with product development service providers as of September 30, 2018 were $33,509,669, compared with $28,668,927 as of December 31, 2017.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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